EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the three and six months ended June 30, 2017 and 2016, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Earnings:
Income before taxes	$55,072	$70,572	$111,502	$154,137
Fixed charges	78,810	79,071	153,550	151,056
Total earnings	$133,882	$149,643	$265,052	$305,193
Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$78,797	$79,059	$153,525	$151,030
Estimate of the interest component of rental expense	13	12	25	26
Total fixed charges	$78,810	$79,071	$153,550	$151,056
Ratio of earnings to fixed charges	1.70	1.89	1.73	2.02